Michael Swidler mswidler@velaw.com
Tel 212.237.0020 Fax 917.849.5367
September 13, 2010
Ms. Anne Nguyen Parker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Buckeye Partners, L.P. Registration Statement on Form S-4 Filed August 19, 2010 File No. 333-168090
Dear Ms. Parker:
     On behalf of Buckeye Partners, L.P. (the "Registrant”), we are filing Amendment No. 2 to the above referenced registration statement (the "Registration Statement”).
     Set forth below are the Registrant’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated September 8, 2010, with respect to the above captioned filing. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment.
     The Registrant has authorized us to respond to the Staff’s comments on its behalf. Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

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Securities and Exchange Commission, September 13, 2010, Page 2
S-4
General

1.	Given that BGH GP owns approximately 62% of the units of Holdings, please disclose whether any consideration was given to whether the vote required for the merger should be a majority of the minority shareholders of Holdings, and, if not, why not.
Response: The Registrant has revised the Registration Statement accordingly. Please see the new disclosure on page 43.
Background of the Merger, page 31

2.	We note that on May 27, 2010 Holdings’ Board discussed the likelihood of competing proposals. Please disclose the substance of these discussions and the conclusion reached by the board.
Response: The Registrant has revised the Registration Statement accordingly. Please see the new disclosure on page 42.

3.	We note your disclosure that on June 10, 2010 the Transaction Committee gave its recommendation regarding the merger agreement, the support agreement, the registration rights agreement, the amended and restated agreement of limited partnership of the Partnership and the amended and restated agreement of limited partnership of Holdings. Please discuss the Committee’s recommendation and the process it undertook to make this recommendation.
Response: The Registrant has revised the Registration Statement accordingly. Please see the new disclosure on page 46.

Securities and Exchange Commission, September 13, 2010, Page 3
Financial Projections, page 54

4.	We note that the projections prepared by management of the Partnership GP and Holdings GP were prepared on a stand-alone basis and on a combined basis giving effect to the proposed merger. Please tell us, with a view towards disclosure, what consideration you gave to disclosing the projections on a stand-alone basis.
Response: The projections prepared were largely comprised of stand-alone projections for the Partnership. The only projections prepared on a combined (i.e. pro forma) basis were projections of distributable cash flow and distributable cash flow per unit, intended to illustrate the dilutive impact of the merger as measured by distributable cash flow per unit. The pro forma calculation of distributable cash flow and distributable cash flow per unit was not corrected when the stand-alone projections were corrected as described in the Registration Statement. Moreover, the pro forma calculation of distributable cash flow per unit was prepared based on an assumed exchange ratio different from the .705 ratio reflected in the merger agreement, and thus would not be useful information to recipients of the proxy statement. The Registrant has revised the Registration Statement to clarify what projections were prepared on a combined basis and why summary information from the pro forma projection is not included in the Registration Statement. Please see the revised disclosure on pages 54 and 56.

5.	Please state whether the financial analyses performed by Credit Suisse and Barclays were based on the original projections or the projections as revised by the Partnership Audit Committee and the Holdings Board.
Response: The Registrant has revised the Registration Statement accordingly. Please see the revised disclosure on page 54.

6.	We note that Credit Suisse’s and Barclays’ opinions were delivered three months before the proposed date of the security holder meeting. Please disclose whether any material changes in Buckeye Partners, L.P.’s operations, performance or in

Securities and Exchange Commission, September 13, 2010, Page 4
any of the projections or assumptions upon which Credit Suisse or Barclays based its opinions have occurred since the delivery of the opinions or that are anticipated to occur before the security holder meeting.
Response: The Registrant has revised the Registration Statement accordingly. Please see the new disclosure on page 54.
Opinion of Barclays Capital Inc.—Financial Advisor to the Partnership, page 56

7.	We note that the description in the registration statement regarding the material relationships between Barclays and the Partnership does not provide a quantitative description of the fees paid or to be paid to Barclays and its affiliates by the Partnership and its affiliates. Please revise the registration statement to provide such disclosures.
Response: The Registrant has revised the Registration Statement accordingly. Please see the revised disclosure on page 67.
Opinion of Credit Suisse Securities (USA) LLC—Financial Advisor, page 67

8.	We note that the description in the registration statement regarding the material relationships between Credit Suisse and Holdings does not provide a quantitative description of the fees paid or to be paid to Credit Suisse and its affiliates by Holdings and its affiliates. Please revise the registration statement to provide such disclosures.
Response: The Registrant has revised the Registration Statement in response to the Staff’s comment to disclose the fees payable to Credit Suisse in connection with the proposed merger. Please see the disclosure on page 74. The Registrant notes that Item 1015(b)(4) of Regulation M-A only requires a description of any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of such relationships and, in that regard, supplementally advise the Staff that Credit Suisse received aggregate fees during the past two years from the Registrant and BGH GP Holdings

Securities and Exchange Commission, September 13, 2010, Page 5
L.P. of less than $100,000 (i.e., less than 2% of the aggregate transaction fee to which Credit Suisse will be entitled if the merger is consummated) which the Registrant does not believe is sufficiently material to require disclosure in the joint proxy/prospectus.
Please direct any questions that you have with respect to the foregoing to Michael Swidler at (212) 237-0020 or Ramey Layne at (212) 237-0135.

Very truly yours,

/s/ Michael Swidler
Michael Swidler
Vinson & Elkins L.L.P.

cc: William H. Schmidt, Jr.